Exhibit 12.1

Cott Corporation

Ratio of Earnings to Fixed Charges (1)

(in millions of US dollars except for ratios)

	Three Months Ended 3/31/2012	12/31/2011	1/1/2011	1/2/2010	12/27/2008	12/28/2007
Earnings (losses):
Income (loss) before taxes	7.2	40.5	78.4	63.3	(140.6)	(82.6)
Add
Fixed charges	16.5	66.4	44.0	36.4	40.2	41.1
Estimated amortization of capitalized interest	0.2	0.1	0.0	0.0	0.0	0.0
Less
Capitalized interest	(0.2)	(0.5)	(0.2)	0.0	0.0	0.0
Income attributable to non-controlling interests	(0.9)	(3.6)	(5.1)	(4.6)	(1.7)	(2.7)

Earnings (loss) as defined	22.8	102.9	117.1	95.1	(102.1)	(44.2)

Fixed Charges:
Interest expense	14.0	57.3	37.0	29.8	32.9	33.6
Capitalized interest	0.2	0.5	0.2	0.0	0.0	0.0
Estimated interest component of rent	2.3	8.6	6.8	6.6	7.3	7.5

Total fixed charges	16.5	66.4	44.0	36.4	40.2	41.1

Deficiency of earnings available to cover fixed charges (2)	—	—	—	—	142.3	85.3

Ratio of earnings to fixed charges	1.4	1.5	2.7	2.6	—	—

(1)	We compute the ratio of earnings to fixed charges by dividing (i) earnings, which consists of income from continuing operations before income taxes plus fixed charges and estimated amortization of capitalized interest less interest capitalized during the period and income attributable to non-controlling interests, by (ii) fixed charges, which consist of interest expense, capitalized interest and the estimated interest component of rent.
(2)	Earnings were insufficient to cover combined fixed charges and preference dividends by $85.3 million and $142.3 million in 2007 and 2008 respectively.